Susan J. Thomas

Secretary

Suite 2411

One American Road

Dearborn, MI 48126

(313) 594-9876

September 1, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu and Folake Ayoola

Re:                                                           Ford Credit Auto Receivables Two LLC

Ford Credit Auto Owner Trusts

Amendment No. 1 to

Registration Statement on Form SF-3

Filed September 1, 2015

File No. 333-205966

Ladies and Gentlemen:

On behalf of Ford Credit Auto Receivables Two LLC (the “depositor” or the “registrant”), and in response to the letter dated August 4, 2015 from the staff of the Securities and Exchange Commission to Samuel P. Smith, we submit the following response, together with Amendment No. 1 to the Registration Statement on Form SF-3.

The numbered paragraph below sets forth your comment in italicized text together with our response.  The heading and number corresponds to the heading and numbered paragraph in your letter.  Page references in our response are references to the page numbers in the form of prospectus included in Amendment No. 1 to the Registration Statement on Form SF-3

Registration Statement on Form SF-3

General

1.              We note your disclosure that a certain class of notes will be structured to be eligible for purchase by money market funds under Rule 2a-7.  In particular, we note the language that indicates “any determination as to the qualification and compliance with other aspects of Rule 2a-7…are solely the responsibility of each money market fund and its investment advisor.”  It is unclear to us what the “other aspects” of the rule refers to. Please revise or advise..

We have revised our disclosure on pages 26 and 99 to clarify that Rule 2a-7 includes additional criteria for investments by money market funds, such as portfolio maturity, quality and diversification requirements, which are the responsibility of the money market fund to consider with its own investment and legal advisors.

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Please call me at (313) 594-9876 if you have any questions about our response letter.

Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas

cc:                                Samuel P. Smith, Ford Credit Auto Receivables Two LLC

Joseph P. Topolski, Katten Muchin Rosenman LLP